

Plans Collective, Inc.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD
ENDED DECEMBER 31, 2021 and 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Renisha Lane, CPA PLLC

Independent Accountants' Review Report

July 12, 2022

To the Board of Directors
Plans Collective, Inc.
Adnan Kharuf
730 Navajo Way
Fremont, CA 94539

I have reviewed the accompanying financial statements of Plans Collective, Inc. as of December 31, 2021 and December 31, 2020, respectively, which comprise the balance sheet, and the related statement of income, change in stockholders' equity, and cash flow for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for this report.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Southfield, MI
July 12, 2022

PLANS COLLECTIVE, INC
Balance Sheet
As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Plans - Checking (6079)	-150.11	6,226.37
Total Bank Accounts	**$ -150.11**	**$6,226.37**
Total Current Assets	**$ -150.11**	**$6,226.37**
TOTAL ASSETS	**$ -150.11**	**$6,226.37**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Plans - Credit (5907)	-2,902.71	-1,991.40
Total Credit Cards	**$ -2,902.71**	**$ -1,991.40**
Total Current Liabilities	**$ -2,902.71**	**$ -1,991.40**
Total Liabilities	**$ -2,902.71**	**$ -1,991.40**
Equity		
Opening balance equity	-708.71	500.00
Owner's Investment	66,500.24	35,150.57
Retained Earnings	-27,432.80	
Net Income	-35,606.13	-27,432.80
Total Equity	**$2,752.60**	**$8,217.77**
TOTAL LIABILITIES AND EQUITY	**$ -150.11**	**$6,226.37**

PLANS COLLECTIVE, INC
Income Statement
For period ended December 31, 2021 and 2020

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
Uncategorized Income	5,000.00	7,500.00
Total Income	**$5,000.00**	**$7,500.00**
GROSS PROFIT	**$5,000.00**	**$7,500.00**
Expenses		
Advertising & marketing	1,822.54	
Contract labor	30,830.83	33,044.82
General business expenses		
Bank fees & service charges	40.00	-0.01
Memberships & subscriptions	5,000.00	
Total General business expenses	**5,040.00**	**-0.01**
Legal & accounting services	403.95	216.00
Office expenses		
Software & apps	1,708.81	871.99
Total Office expenses	**1,708.81**	**871.99**
Taxes paid	800.00	800.00
Total Expenses	**$40,606.13**	**$34,932.80**
NET OPERATING INCOME	**$ -35,606.13**	**$ -27,432.80**
NET INCOME	**$ -35,606.13**	**$ -27,432.80**

PLANS COLLECTIVE, INC

Statement of Equity

As of December 31, 2021 and 2020

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
Equity		
Opening balance equity	-708.71	500.00
Owner's Investment	66,500.24	35,150.57
Retained Earnings	-27,432.80	
Net Income	-35,606.13	-27,432.80
Total Equity	**$2,752.60**	**$8,217.77**

PLANS COLLECTIVE, INC

Statement of Cash Flows

As of December 31, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-35,606.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Plans - Credit (5907)	-911.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-911.31**
Net cash provided by operating activities	**$ -36,517.44**
FINANCING ACTIVITIES	
Opening balance equity	-1,208.71
Owner's Investment	31,349.67
Net cash provided by financing activities	**$30,140.96**
NET CASH INCREASE FOR PERIOD	**$ -6,376.48**
Cash at beginning of period	6,226.37
CASH AT END OF PERIOD	**$ -150.11**

PLANS COLLECTIVE, INC
Statement of Cash Flows
As of December 31, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-27,432.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Plans - Credit (5907)	-1,991.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,991.40**
Net cash provided by operating activities	**$ -29,424.20**
FINANCING ACTIVITIES	
Opening balance equity	500.00
Owner's Investment	35,150.57
Net cash provided by financing activities	**$35,650.57**
NET CASH INCREASE FOR PERIOD	**$6,226.37**
CASH AT END OF PERIOD	**$6,226.37**

1. <u>Summary of Significant Accounting Policies</u>

The Company
The financial statements have been prepared to present the financial position and results of operations.

Plans Collective, Inc. was incorporated in the State of Delaware on May 12, 2022.

Plans Collective, Inc. is the creator of a social networking app for businesses to improve event marketing and engagement. Plans allows grants users an easy way to meet people, make friends, and plan local events. It provides an easy-to-use event planner and provides diverse opportunities to meet friends in real life at local events.

Fiscal Year
Plans Collective, Inc. operates on a December 31st year-end.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
Plans Collective, Inc. has a limited operating history. Plans Collective, Inc.'s business and operations are sensitive to general business and economic conditions in the United States. Plans Collective, Inc.'s business and operations are currently being financed based on owner's personal investments. A host of factors beyond Plans Collective Inc.'s control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect Plans Collective Inc's financial condition and the results of its operations.

Cash and Cash Equivalents
Plans Collective, Inc. considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, Plans Collective, Inc. held no cash equivalents.

Revenue Recognition

Plans Collective, Inc. recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized based on provision of social app services. Plans Collective, Inc. has recorded $0 in revenue from inception of March 17, 2020 through December 31, 2021.

2. **Commitments and Contingencies**

Plans Collective, Inc. is not currently involved with and does not know of any pending or threatening litigation against the company or its members.

3. **Subsequent Events**

Plans Collective, Inc. has evaluated subsequent events through July 12, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.